Prospectus Supplement No. 1	Filed Pursuant to Rule 424(b)(3)
(To Prospectus Dated July 8, 2005)	Registration No. 333-119162

$345,000,000

3.00% Convertible Notes due August 15, 2012

and the Class A Common Stock

Issuable Upon Conversion of the Notes

This prospectus supplement relates to the resale by the holders of our 3.00% convertible notes due August 15, 2012 and the shares of our Class A common stock issuable upon conversion of the notes. This prospectus supplement also relates to the issuance and sale of our Class A common stock issued upon the conversion of the notes by subsequent purchasers of the notes.

You should read this prospectus supplement together with the prospectus dated July 8, 2005, which is to be delivered with this prospectus supplement. The terms of the notes are set forth in the prospectus.

The table below sets forth additional information concerning beneficial ownership of the notes and the shares of Class A common stock issuable upon conversion of the notes, and supplements and amends the table appearing under “Selling Securityholders” beginning on page 24 of the prospectus. To the extent that a selling securityholder is listed both in the table below and in the table appearing in the prospectus, the information set forth below regarding the selling securityholder updates and amends the information in the prospectus.

Name	Principal Amount of Notes Beneficially Owned that may be Sold	Shares of Class A Common Stock Issuable upon Conversion that may be Sold(1)	Shares of Class A Common Stock Beneficially Owned Before the Offering		Shares of Class A Common Stock Beneficially Owned After the Offering(4)
			Number(2)	Percent(3)	Number(2)	Percent(3)
Coda Capital Management, LLC (5)	$370,000	18,048	18,048	*	—	*

*	Indicates less than 1%.
(1)	Assumes conversion of the entire amount of notes held by the selling securityholder at the rate of 48.7805 shares of our Class A common stock per each $1,000 principal amount of notes converted. The number of shares of Class A common stock issuable upon conversion of the notes may be adjusted under circumstances described under “Description of Notes.” Under the terms of the notes, cash will be paid instead of issuing any fractional shares.
(2)	Includes shares of Class A common stock that the selling securityholder has the right to acquire upon conversion of our 3.00% convertible notes due August 15, 2012.
(3)	Based on 407,546,546 shares of Class A common stock outstanding as of August 31, 2005.
(4)	We cannot estimate the amount of notes or the number of shares of Class A common stock issuable upon conversion of the notes that will be beneficially owned by the selling securityholders after any offering by the selling securityholders because they may sell all or a portion of the notes or the shares of Class A common stock beneficially owned by them. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares of Class A common stock covered by this prospectus will be held by the selling securityholders.
(5)	This selling securityholder is a majority owned subsidiary of Gartmore SA Capital Trust.

Investing in the notes and our Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page 10 of the prospectus.

We will not receive any of proceeds from the sale of notes or Class A common stock by the selling securityholders. The selling securityholders may sell the Class A common stock either directly or through underwriters, broker-dealers or agents and in one or more transactions at market prices prevailing at the time of sale or at negotiated prices.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 22, 2005.